As filed with the Securities and Exchange Commission on October 4, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

Prudential Global Total Return Fund, Inc.

Prudential Investment Portfolios 2

Prudential Investment Portfolios 3

Prudential Investment Portfolios 4

Prudential Investment Portfolios 5

Prudential Investment Portfolios 6

Prudential Investment Portfolios 7

Prudential Investment Portfolios 8

Prudential Investment Portfolios 9

Prudential Investment Portfolios 12

Prudential Investment Portfolios 16

Prudential Jennison 20/20 Focus Fund

Prudential Investment Portfolios, Inc.

Prudential Investment Portfolios, Inc. 10

Prudential Investment Portfolios, Inc. 14

Prudential Investment Portfolios, Inc. 15

Prudential Total Return Bond Fund, Inc.

Prudential Jennison Blend Fund, Inc.

Prudential Jennison Mid-Cap Growth Fund, Inc.

Prudential Jennison Natural Resources Fund, Inc.

Prudential Jennison Small Company Fund, Inc.

Prudential MoneyMart Assets, Inc.

Prudential National Muni Fund, Inc.

Prudential Sector Funds, Inc.

Prudential Short-Term Corporate Bond Fund, Inc.

Prudential World Fund, Inc.

The Prudential Variable Contract Account-2

The Prudential Variable Contract Account-10

The Prudential Variable Contract Account-11

The Target Portfolio Trust

(collectively, the “Retail Funds”)

Advanced Series Trust

Prudential’s Gibraltar Fund, Inc.

The Prudential Series Fund

(collectively, the “Insurance Funds”)

Prudential Investments LLC

AST Investment Services, Inc.

100 Mulberry Street

Gateway Center Three, 14th Floor

Newark, New Jersey 07102

File No.  812-14159

FIRST AMENDED AND RESTATED APPLICATION PURSUANT

TO SECTION 6(c) OF THE INVESTMENT COMPANY

ACT OF 1940 (THE “1940 ACT”) FOR AN ORDER OF EXEMPTION FROM

SECTION 15(a) OF THE 1940 ACT

AND RULE 18f-2 UNDER THE 1940 ACT

October 4, 2013

Direct all written and oral communications concerning this Application to:

Amanda S. Ryan

Director, Corporate Counsel

Prudential Investments LLC

Gateway Center Three

100 Mulberry Street, 4th Floor

Newark, New Jersey 07102-4061

Phone:  (973) 367-5401

Fax: (973) 367-8065

E-Mail: amanda.ryan@prudential.com

With copies to:

Dianne E. O’Donnell, Esq.

Willkie Farr and Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Phone: (212) 728-8558

Fax: (212) 728-9558

dodonnell@willkie.com

Christopher E. Palmer, Esq.

Goodwin Procter LLP

901 New York Avenue, NW

Washington, DC 20001

Phone: (202) 346-4253

Fax: (202) 346-4444

cpalmer@goodwinprocter.com

I.         INTRODUCTION

Each Investment Company (herein referred to as a “Prudential Investment Company”) and each Fund or Series (each, a “Series” and collectively, the “Series”)(1) listed on Schedule A hereto(2), Prudential Investments LLC (“PI”), AST Investment Services, Inc. (“ASTIS” and with PI, the “Advisor” for ease of reference(3) and together with the Prudential Investment Companies and the Series, the “Applicants”) hereby file this Application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order under Section 6(c) of the 1940 Act exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the approval of the board of trustees/directors of the applicable Series (each a “Board”),(4) including a majority of those who are not “interested persons” of the Series or the Advisor as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to, without obtaining shareholder approval : (i) select certain wholly-owned and non-affiliated investment sub-advisers (each a “Sub-Advisor” and collectively, the “Sub-Advisors”) to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Sub-Advisors (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”), and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors.  As used herein, a Sub-Advisor for a Series is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Advisor for that Series, or (2) a sister company of the Advisor for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Advisor (each of (1) and (2) a “Wholly-Owned Sub-Advisor” and collectively, the “Wholly-Owned Sub-Advisors”), or (3) an investment sub-advisor for that Series that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series, any Feeder Fund invested in a Series that is a Master Fund, the applicable Prudential Investment Company, or the Advisor, except to the extent that an affiliation arises solely because the sub-advisor serves as a sub-advisor to a Series (each a “Non-Affiliated Sub-Advisor” and collectively, the “Non-Affiliated Sub-Advisors”).(5)

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that is (i) advised by the Advisor, (ii) uses the multi-manager structure described in this Application (“Multi-Manager Structure”), and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).  All registered open-end management investment companies that currently intend to rely on the requested order are named as Applicants. All Series that currently are, or that currently intend to be, Subadvised Series are identified in the Application.  Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.(6)

Applicants are seeking this exemption primarily to enable the Advisor and each Board to obtain for each Subadvised Series the services of one or more Sub-Advisors believed by the Advisor and the Board to be

(1) The term “Series” as used herein includes the Prudential Investment Companies listed on Schedule A hereto that do not offer multiple series.

(2) A Prudential Investment Company or Subadvised Series (as defined below) may in the future be organized as a master fund (each, a “Master Fund”) in a master-feeder structure pursuant to Section 12(d)(1)(E) of the 1940 Act.  Certain Series, including any other investment company or series thereof that is advised by an Advisor, may invest substantially all their assets into a Master Fund (each, a “Feeder Fund”).  No Feeder Fund will engage any investment adviser or sub-advisers other than through approving the engagement of the applicable Master Fund’s investment adviser and any sub-advisers.

(3) The term “Advisor” includes (i) PI and ASTIS, and (ii) any entity controlling, controlled by or under common control with, PI, ASTIS, or successors to either of them.  For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.  Each Advisor is, or will be, registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).

(4) The term “Board” includes the Board of any future Subadvised Series.

(5) Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

(6) The requested relief will not extend to any sub-advisor, other than a Wholly-Owned Sub-Advisor, who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Subadvised Series, of any Feeder Fund, or of the Advisor, other than by reason of serving as a sub-advisor to one or more of the Subadvised Series (“Affiliated Sub-Advisor”).

particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Advisor and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements.  Under this structure, the Advisor, in its capacity as investment adviser, evaluates, allocates assets to and oversees the Sub-Advisors, and makes recommendations about their hiring, termination and replacement to the relevant Board, at all times subject to the authority of the relevant Board.  This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Advisor, with the approval of the applicable Board, including a majority of the members of the Board who are Independent Board Members, would on behalf of each Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisors or Wholly-Owned Sub-Advisors, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisors and Wholly-Owned Sub-Advisors.  Shareholder approval will continue to be required for any other sub-advisor changes and material amendments to an existing sub-advisory agreement with any sub-advisor other than a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, in each case (all such changes referred to herein as “Ineligible Sub-Advisor Changes”), except as otherwise permitted by applicable law or by rule or other action of the Commission or its staff.

The Applicants have obtained an order from the Commission granting substantially similar relief solely with respect to Non-Affiliated Sub-Advisors (The Target Portfolio Trust, et al., Investment Company Act Release Nos. 22139 (August 13, 1996) (notice) and 22215 (September 11, 1996) (order) (File no. 812-10208) (the “Non-Affiliated Sub-Advisor Order”).  Any order granted by the Commission with respect to this Application will supersede the Non-Affiliated Sub-Advisor Order.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the Subadvised Series would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisors and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.        THE PRUDENTIAL FUNDS

Each Prudential Investment Company is organized as either a Massachusetts business trust, a Delaware trust, a Maryland corporation, or a New Jersey insurance company separate account, and is registered with the Commission as an open-end management investment company under the 1940 Act.  PI serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series, and ASTIS serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to some, but not all, of the Series.  Advanced Series Trust, The Prudential Series Fund, and Prudential’s Gibraltar Fund, Inc., are offered to insurance company separate accounts (the “Insurance Funds”) and have their own Board (the “Insurance Funds Board”).  The balance of the Series are not offered to insurance company separate accounts (the “Retail Funds”) and have their own Board (the “Retail Funds Board” and with the Insurance Funds Board, the “Boards”).  The Prudential Investment Companies and the Series are not required to hold annual shareholder meetings.  The Applicants expect that future Subadvised Series will not be required to hold annual shareholder meetings.

Each Prudential Investment Company (other than Prudential’s Gibraltar Fund, Inc., and The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11) may offer shares of one or more Series with its own distinct investment objectives, policies and restrictions.  Currently, the Retail Funds consist of 61 active Series and 4 authorized but inactive Series and the Insurance Funds consist of 97 Series.  Many of the Series offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.  As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.  In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.  Shares of each Series are offered pursuant to a registration statement filed on Form N-1A or N-3.

III.      THE ADVISORS

PI, located at 100 Mulberry Street, Gateway Center Three, Newark, NJ 07102, is a New York limited liability company and is registered with the Commission as an investment adviser under the Advisers

Act.  PI is a wholly-owned subsidiary of PIFM Holdco LLC, which is a wholly-owned subsidiary of Prudential Asset Management Holding Company LLC, which is a wholly-owned subsidiary of Prudential Financial, Inc.  PI and its predecessors have served as a manager or administrator to investment companies since 1987. As of August 31, 2013, PI served as the investment manager to all of the Prudential U.S. and offshore open-end investment companies, and as the manager or administrator to closed-end investment companies, with aggregate assets of approximately $221.2 billion.

ASTIS, located at One Corporate Drive, Shelton, CT 06484, is a Connecticut corporation and is registered with the Commission as an investment adviser under the Advisers Act.  ASTIS has been providing advisory services since 1992.  As of August 31, 2013, ASTIS served as co-manager with PI to certain Series of Advanced Series Trust, with aggregate assets of approximately $121.2 billion.

Prudential Financial, Inc. (NYSE: PRU), located at 751 Broad Street, Newark, NJ 07102, is a financial services leader with approximately $1.060 trillion of assets under management as of December 31, 2012 and has operations in the United States, Asia, Europe, and Latin America.  PI and ASTIS are indirect wholly-owned subsidiaries of Prudential Financial, Inc.

PI serves as the investment adviser to each of the Retail Funds and Insurance Funds pursuant to an investment advisory agreement with the applicable Prudential Investment Company; ASTIS serves as co-investment adviser to certain Series of Advanced Series Trust pursuant to an investment advisory agreement with PI and Advanced Series Trust (each an “Investment Management Agreement” and together the “Investment Management Agreements”).  With respect to those Series of Advanced Series Trust for which PI and ASTIS serve as co-investment advisers, PI and ASTIS share responsibilities for selection, payment, supervision and oversight of Sub-Advisors.

The Investment Management Agreement for each existing Series was approved by the applicable Board, including a majority of the Independent Board Members, and by the shareholders of that Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  The terms of these Investment Management Agreements comply with Section 15(a) of the 1940 Act.  Each other Investment Management Agreement will comply with Section 15(a) of the 1940 Act and will be similarly approved.  Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements.  Pursuant to the terms of each Investment Management Agreement, the Advisor, subject to the supervision of the applicable Board, provides continuous investment management of the assets of each Series.(7)  As the investment adviser to each Series, the Advisor determines the securities and other instruments to be purchased, sold or entered into by each Series and places orders with brokers or dealers selected by the Advisor.  The Advisor also determines what portion of each Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents.  The Advisor periodically reviews a Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Consistent with the terms of each Investment Management Agreement, the Advisor may, subject to the approval of the applicable Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisors.  In accordance with each Investment Management Agreement, the Advisor will supervise each Sub-Advisor in its performance of its duties with a view to preventing violations of the federal securities laws.  The Advisor continues to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Advisor’s responsibilities include, for example, recommending the removal or replacement of Sub-Advisors, and determining the portion of that Subadvised Series’ assets to be managed by any given Sub-Advisor and reallocating those assets as necessary from time to time.  If the Advisor determines to delegate portfolio management responsibilities to one or more sub-advisers, the Advisor evaluates, selects and recommends Sub-Advisors to manage the assets (or portion thereof) of a Subadvised Series, oversees, monitors and reviews the Sub-Advisors and their performance and their compliance with the Subadvised Series’ investment policies and restrictions.  If the name of any Subadvised Series contains the name of a Sub-Advisor, the trademark or trade name that is owned by or publicly used to identify the Advisor that serves as the primary adviser to the Subadvised Series will precede the name of the Sub-Advisor.

For its services to each Series under the applicable Investment Management Agreement, the Advisor receives an investment management fee from that Series based on the average net assets of that Series.(8)  A Sub-

(7)  Each Agreement for an Advisor to act as investment adviser to a Subadvised Series is included in the term “Investment Management Agreement.”

(8) The Advisor may also receive an administrative services fee pursuant to a separate Administrative Services Agreement with certain Series of the Insurance Funds.

Advisor will receive an investment management fee from the Advisor based on a percentage of the assets of the Subadvised Series.  The fee paid to a Sub-Advisor is the result of negotiations between the Advisor and the Sub-Advisor and is approved by the applicable Board for that Subadvised Series, including a majority of the Independent Board Members.

IV.      THE SUB-ADVISORS

Pursuant to the authority under the Investment Management Agreement, the Advisor has entered into Sub-Advisory Agreements with the Sub-Advisors on behalf of the Subadvised Series, as listed on Schedule A hereto. Information about the Sub-Advisors is included in Schedule B hereto. The Advisor may also, in the future, enter into Sub-Advisory Agreements on behalf of these or other Series.

All of the Sub-Advisors listed on Schedule B are either Non-Affiliated Sub-Advisors or Wholly-Owned Sub-Advisors.  The Wholly-Owned Sub-Advisors are Jennison Associates LLC (“Jennison”), Prudential Investment Management, Inc. (“PIM”), Prudential Real Estate Investors (“PREI”) and Quantitative Management Associates LLC (“QMA”).  Jennison and PIM are indirect, wholly-owned subsidiaries of Prudential Financial, Inc.  PREI is a business unit of PIM.  QMA is a wholly owned subsidiary of PIM.  These four sub-advisers are Wholly-Owned Sub-Advisors because they, PI and ASTIS are all indirect wholly-owned subsidiaries of Prudential Financial, Inc.  Prudential Financial, Inc. has overall responsibility for the affairs of each of Jennison, PIM, PREI and QMA, and generally must approve certain actions by the Wholly-Owned Sub-Advisors that would materially affect the operations of Prudential Financial, Inc.  The Wholly-Owned Sub-Advisors have their own employees that provide investment services to the Subadvised Series.

The Sub-Advisors are, and any future Sub-Advisors will be, “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act.  In addition, the Sub-Advisors are, and any future Sub-Advisors will be, registered with the Commission as investment advisers under the Advisers Act or not subject to such registration.

The Advisor selects Sub-Advisors based on the Advisor’s evaluation of the Sub-Advisors’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the applicable Board. The Advisor has employed multiple Sub-Advisors for certain of the Subadvised Series.  In those instances, the Advisor allocates and, as appropriate, reallocate a Subadvised Series’ assets among the Sub-Advisors and the Sub-Advisors have management oversight of that portion of the Subadvised Series allocated to each of them.

The Advisor will engage in an on-going analysis of the continued advisability of retaining a Sub-Advisor and make recommendations to the applicable Board as needed.  The Advisor will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisors, including the fees paid to the Sub-Advisors, and make recommendations to the applicable Board as needed.

The Sub-Advisors, subject to the supervision of the Advisor and oversight of the applicable Board, determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and place orders with brokers or dealers that they select.  The Sub-Advisors will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and will assist the Advisor to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act.  The Sub-Advisors monitor the respective Subadvised Series’ investments and provide periodic reports to the applicable Board and the Advisor.  The Sub-Advisors also make their officers and employees available to the Advisor and the applicable Board to review the investment performance and investment policies of the Subadvised Series.

The Sub-Advisory Agreements were approved by the applicable Board, including a majority of the Independent Board Members, and, to the extent that the Non-Affiliated Sub-Advisor Order did not apply, the shareholders of the Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.

The terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Advisory Agreement sets forth the duties of the Sub-Advisors and precisely describes the compensation that the Sub-Advisor will receive for providing services to the relevant Subadvised Series, and provides that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the applicable Board at the times and manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Advisor, the applicable Board or by the shareholders of the Subadvised Series on not more than sixty days’ written notice to the Sub-Advisor, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.  To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants.

The terms of the Sub-Advisory Agreements are also reviewed and renewed on an annual basis by the applicable Board, including a majority of the Independent Board Members, in accordance with Section 15(c) of the 1940 Act.  Each year, the applicable Board dedicates substantial time to review contract matters, including matters related to Investment Management Agreements and Sub-Advisory Agreements.

Currently, the applicable Board reviews comprehensive materials received from the Advisor, the Sub-Advisors, independent third parties and independent counsel.  Each Board consists of a majority of Independent Board Members.  The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board will review information provided by the Advisor and Sub-Advisors when it is asked to approve or renew Sub-Advisory Agreements.  A Subadvised Series discloses in its statutory prospectus that a discussion regarding the basis for the applicable Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A and Item 6(b)(iii) of Form N-3.  The information provided to the applicable Board is maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Advisor agrees to pay the Sub-Advisors a fee based on a percentage of the assets of the Subadvised Series.  Each Sub-Advisor will bear its own expenses of providing investment management services to the relevant Subadvised Series.  Neither the Prudential Investment Companies nor any Subadvised Series is responsible for paying sub-advisory fees to any Sub-Advisor.  The Advisor will compensate each Sub-Advisor out of the fee paid to the Advisor under the relevant Investment Management Agreement.

V.        LEGAL ANALYSIS AND DISCUSSION

1.         Shareholder Vote

a.         Regulatory Background

Section 6(c) of the 1940 Act provides, in pertinent part, that:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any . . . provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

The Applicants believe that the requested relief described in this Application meets this standard.

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”  Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.”  Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company.  Consequently, the Sub-Advisors are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve Sub-Advisory Agreements whenever the Advisor proposes to the applicable Board to hire new Sub-Advisors to manage the assets of a Subadvised Series.(9)  These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

(9) In the case of a Subadvised Series that may in the future be organized as a Master Fund, shareholder approval requirements under Section 15(a) and Rule 18f-2 also are governed by the voting provisions set forth in Section 12(d)(1)(E) of the 1940 Act.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the applicable Board on not more than 60 days’ notice.(10)  In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisors.(11)

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company.  The Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Wholly-Owned Sub-Advisors.  Each Wholly-Owned Sub-Advisor is expected to run its own day-to-day operations and each will have its own investment personnel.  Therefore, in certain instances, appointing certain Wholly-Owned Sub-Advisors could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

b.         Requested Relief

Applicants seek relief to (i) select Sub-Advisors to manage all or a portion of the assets of a Subadvised Series and enter into Subadvisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors, each subject to the approval of the applicable Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the Commission because (1) the Advisor either operates the Subadvised Series, or may operate the Subadvised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

2.         Operations of the Prudential Investment Companies

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.(12)  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.(13)  The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Sub-Advisors, is vested in the Advisor, subject to the oversight of the applicable Board.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisors in the Advisor in light of the management structure of the Subadvised

(10) See Section 15(a)(3) of the 1940 Act.

(11) See Section 15(a)(4) of the 1940 Act.  Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

(12) See Section 1(b)(6) of the 1940 Act.

(13) Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

Series, as well as the shareholders’ expectation that the Advisor is in possession of information necessary to select the most capable Sub-Advisors.  The Advisor has the requisite expertise to evaluate, select and supervise the Sub-Advisors.  The Advisor will not normally make day-to-day investment decisions for a Subadvised Series.(14)

From the perspective of the shareholder, the role of the Sub-Advisors is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.  The individual portfolio managers and the Sub-Advisors are each charged with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series.  Shareholders expect the Advisor, subject to review and approval of the applicable Board, to select the Sub-Advisors who are in the best position to achieve the Subadvised Series’ investment objectives.  Shareholders also rely on the Advisor for the overall management of a Subadvised Series and the Subadvised Series’ total investment performance.

In evaluating the services that a Sub-Advisor will provide to a Subadvised Series, the Advisor considers certain information, including, but not limited to, the following:

(1)        the advisory services provided by the Sub-Advisor, including the Sub-Advisor’s investment management philosophy and technique and the Sub-Advisor’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Series;

(2)        a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Series, and the ability of the Sub-Advisor to attract and retain capable personnel;

(3)        reports setting forth the financial condition and stability of the Sub-Advisor; and

(4)        reports setting forth the Sub-Advisor’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other investment companies and accounts managed by the Sub-Advisor and having similar investment objectives and asset sizes.

In obtaining this information, the Advisor will typically: (i) review the Sub-Advisor’s current Form ADV, if applicable; (ii) conduct a due diligence review of the Sub-Advisor; and (iii) periodically arrange for the Sub-Advisor to update the Board at a Board meeting on its investment process and strategy.

In addition, the Advisor and the relevant Board consider the reasonableness of the Sub-Advisor’s compensation with respect to each Subadvised Series for which the Sub-Advisor will provide portfolio management services. Although only the Advisor’s fee is payable directly by a Subadvised Series, and the Sub-Advisor’s fee is payable by the Advisor, the Sub-Advisor’s fee directly bears on the amount and reasonableness of the Advisor’s fee payable by a Subadvised Series.  Accordingly, the Advisor and the relevant Board analyze the fees paid to Sub-Advisors in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Advisor and the relevant Board consider certain information, including, but not limited to, the following:

(1)        a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)        comparisons of the proposed fees to be paid by each applicable Subadvised Series with fees charged by the Sub-Advisor for managing comparable accounts and comparisons of proposed investment management fees to be paid by each applicable Subadvised Series with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

(14) Although the Advisor will not normally make such day-to-day investment decisions, it may be responsible for asset allocation or for managing all or a portion of a Subadvised Series.

(3)        data with respect to the projected expense ratios of each applicable Subadvised Series and comparisons with other mutual funds of comparable size.

3.         Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application.  The Applicants also believe that no economic incentive exists for the Advisor to select a Wholly-Owned Sub-Advisor to manage all or a portion of the assets of a Subadvised Series.  As noted above, no Subadvised Series will be responsible for compensating a Wholly-Owned Sub-Advisor.  The Advisor will receive a management fee pursuant to the Investment Management Agreement, which has been approved by the applicable Board, including a majority of the Independent Board Members, and the shareholders of the relevant Subadvised Series.  The Advisor is responsible, pursuant to the Investment Management Agreement, for paying the Wholly-Owned Sub-Advisor from the management fee it is paid by the Subadvised Series.

Even if the Advisor had an economic incentive, it would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application.  Applicants assert that conditions 6, 7, 8 and 9 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest.  A majority of the entire Board will be Independent Board Members, and Independent Board Members will have independent counsel.  For any Subadvised Series that uses a sub-advisor that is an “affiliated person” (as such term is defined in the 1940 Act) of the Advisor, including, but not limited to, Wholly-Owned Sub-Advisors, a condition requires the applicable Board to make a separate finding, reflected in the applicable Board minutes, that any change in sub-advisers to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders.  A new Sub-Advisor would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Advisor.  If an Advisor proposes to terminate a Non-Affiliated Sub-Advisor and hire a Wholly-Owned Sub-Advisor for a Subadvised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Advisor by the Subadvised Series would remain subject to the annual review by the applicable Board.  Each Sub-Advisory Agreement would also remain subject to the annual review by the applicable Board, including a majority of the Independent Board Members.

4.         Benefits to Shareholders

When new Wholly-Owned Sub-Advisors are retained by the Advisor on behalf of a Subadvised Series today, the shareholders of the Subadvised Series are required to approve the Sub-Advisory Agreements.  Similarly, if existing Wholly-Owned Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Subadvised Series is required. Moreover, if Wholly-Owned Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisors, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Advisor.  In all these instances the need for shareholder approval requires the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Advisor or one whose management team has parted ways with the Sub-Advisor, potentially harmful to the Subadvised Series and its shareholders.

As noted above, shareholders investing in a Subadvised Series that has Sub-Advisors are effectively hiring the Advisor to manage the Subadvised Series’ assets by overseeing, monitoring and evaluating the Sub-Advisors rather than by the Advisor hiring its own employees to oversee the Subadvised Series.  Applicants believe that permitting the Advisor to perform the duties for which the shareholders of the Subadvised Series are paying the Advisor – the selection, supervision and evaluation of the Sub-Advisors – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Sub-Advisors more quickly and at less cost, when the applicable Board, including a majority of the Independent Board Members, and the Advisor believe that a change would benefit a Subadvised Series and its shareholders.  Without the requested relief, a Subadvised

Series may, for example, be left in the hands of a Sub-Advisor that may be unable to manage a Subadvised Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisor.  Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Advisor, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Advisor.

If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act.  Moreover, the relevant Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Advisor to each Sub-Advisor.

5.         Shareholder Notification

The prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A or Form N-3 concerning the Sub-Advisors.  If new Sub-Advisors are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

If new Sub-Advisors are hired, the Subadvised Series will inform shareholders(15) of the hiring of a new Sub-Advisor pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Advisor is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;(16) and (b) the Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Over the years, the Subadvised Series have sought and obtained shareholder approval of a Multi-Manager Structure applicable solely to Non-Affiliated Sub-Advisors or have obtained the approval of a Multi-Manager Structure applicable solely to Non-Affiliated Sub-Advisors by the sole shareholder prior to the Subadvised Series offering its shares. These Subadvised Series have included disclosure in the applicable prospectus and statement of additional information that (i) the applicable Board and shareholders have adopted a Multi-Manager Structure applicable solely to Non-Affiliated Sub-Advisors; (ii) the Multi-Manager Structure permits the Advisor, subject to the approval of the applicable Board, including a majority of the Independent Board Members, to terminate existing Non-Affiliated Sub-Advisors and hire Non-Affiliated Sub-Advisors and materially amend existing Sub-Advisory Agreements with Non-Affiliated Sub-Advisors without obtaining shareholder approval; and (iii) certain conditions would be imposed in the future within an exemptive order granted by the Commission or rules adopted by the Commission.

Prior to any Subadvised Series relying on the requested relief in this Application, such Subadvised Series will (i) obtain the approval of the applicable Board, including its Independent Board Members, of its operations as described herein, (ii) obtain shareholder approval, by vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, of a Multi-Manager Structure applicable to both Non-Affiliated and Wholly-Owned Sub-Advisors(17) and (iii) include disclosure in the applicable prospectus and statement of additional information at all times after such approval that (a) the applicable Board has approved and shareholder approval will be sought of a Multi- Manager Structure applicable to both Non-Affiliated and Wholly-Owned Sub-Advisors; (b) the Multi-Manager Structure permits the Advisor, subject to the approval of the applicable Board, including a majority of the Independent Board Members, to terminate both existing Non-Affiliated and Wholly-Owned Sub-Advisors and hire both Non-Affiliated and Wholly-Owned Sub-Advisors and materially amend existing Sub-Advisory Agreements with both Non-Affiliated and Wholly-Owned Sub-Advisors without obtaining shareholder approval; and (c) certain conditions have been imposed within an exemptive order granted by the Commission or rules adopted by the Commission.  In the case of any new Subadvised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.(18)  If any Subadvised Series has obtained shareholder approval of the Multi-Manager Structure, but the required disclosure has not appeared in the applicable prospectus and statement of additional information at all times after such approval, the Subadvised Series will convene a meeting of shareholders to obtain shareholder approval by vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, and will not rely on the requested relief in this Application until such shareholder approval has been obtained.

(15) If the Subadvised Series is a Master Fund, for purposes of the Modified Notice and Access Procedures, “shareholders” include both the shareholders of the applicable Master Fund and the shareholders of its Feeder Funds.

(16) A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Advisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement.  Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

(17) If a Subadvised Series has previously obtained shareholder approval to operate partially in the manner described in this Application (e.g., with respect to Non-Affiliated Sub-Advisors only) and has met all other terms and conditions of the requested order, including the disclosure required by condition 2 appearing in the Subadvised Series’ prospectus and statement of additional information at all times following that shareholder approval, the Subadvised Series may rely on the applicable part of the order requested in this Application (e.g., hiring Non-Affiliated Sub-Advisors and amending Sub-Advisory Agreements with Non-Affiliated Sub-Advisors).

(18) Before a Master Fund may rely on the relief requested in this Application, the operation of the Master Fund in the manner described herein has been or will be approved by a majority of the outstanding voting securities of the Master Fund, within the meaning of the 1940 Act, pursuant to the voting instructions provided by the shareholders of the Feeder Fund or other voting arrangements that in either case comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or, in the case of a new Master Fund or new Feeder Fund all of whose shareholders purchase shares on the basis of a prospectus containing the relevant disclosure, by the initial shareholder prior to any public offering.  See CCM Advisors Funds, et al., Investment Company Act Release Nos. 25208 (October 11, 2001) (Notice) and 25251 (November 1, 2001) (Order).

VI.      PRECEDENTS IN SUPPORT OF THE EXEMPTION

1.         Shareholder Voting – Non-Affiliated Sub-Advisors and Wholly-Owned Sub-Advisors

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisors and Wholly-Owned Sub-Advisors have been granted previously by the Commission. See, e.g., Munder Series Trust, et al., Investment Company Release Nos. 30441 (Mar. 29, 2013) (notice) and 30493 (Apr. 24, 2013) (order) (“Munder Series Trust”); Blackstone Alternative Investment Funds, et al., Investment Company Release Nos. 30416 (Mar. 7, 2013) (notice) and 30444 (Apr. 2, 2013) (order) (“Blackstone”); Cash Account Trust, et al., Investment Company Release Nos. 30151 (July 25, 2012) (notice) and 30172 (August 20, 2012) (order) (“Cash Account Trust”).

2.         Shareholder Voting – Non-Affiliated Sub-Advisors

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisors have been granted previously by the Commission.  See, e.g., Embarcadero Funds, Inc., et al., Investment Company Release Nos. 28769 (June 22, 2009) (notice) and 28820 (July 20, 2009) (order) (“Embarcadero”); Trust for Professional Managers and Ascentia Capital Partners, LLC, Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order) (“Trust for Professional Managers II”); Aberdeen Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order) (“Aberdeen”); Unified Series Trust and Envestnet Asset Management, Inc., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order) (“Unified”); JNF Advisors, Inc. and Northern Lights Variable Trust, Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order) (“Northern Lights”), Trust for Professional Managers, et al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order) (“Trust for Professional Managers I”); First Investors Equity Funds, et al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); Delaware Management Business Trust, Investment Company Act Release Nos. 27512 (October 10, 2006) (notice) and 27547 (November 7, 2006) (order); Forum Funds, et al., Investment Company Act Release Nos. 27304 (April 26, 2006) (notice) and 27327 (May 23, 2006) (order) (“Forum”); MGI Funds, Investment Company Act Release Nos. 27173 (December 1, 2005) (notice) and 27200 (December 28, 2005) (order); Fifth Third Funds, Investment Company Act Release Nos. 27054 (Sept. 1, 2005) (notice) and 27106 (Sept. 28, 2005) (order); Pacific Capital Funds, The Asset Management Group of Bank of Hawaii, Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Investment Company Act Release Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order) (“Atlas”); Burnham Investment Trust and Burnham Asset Management Corp., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); John Hancock Variable Series Trust I and John Hancock Life Insurance Company, Investment Company Act Release Nos. 26091 (June 30, 2003) (notice) and 26140 (July 28, 2003) (order) (“John Hancock”); JNL Series Trust and Jackson National Asset Management, LLC, Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order) (“JNL Series”); Oppenheimer Select Managers and Oppenheimer Funds, Inc., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order) (“Oppenheimer”); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) (notice) and 25848 (Dec. 17, 2002) (order) (“AB Funds Trust”); Federated Index Trust and Federated Investment Management Company, Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); and MLIG Variable Insurance Trust and Roszel Advisors, LLC, Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order).

3.         Shareholder Voting – Wholly-Owned Sub-Advisors

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Wholly-Owned Sub-Advisors have been granted previously by the Commission.  See, e.g., Capital Research and Management Company, et al., Investment Company Act Release Nos. 30150 (July 25, 2012) (notice) and 30173 (August 20, 2012) (order) (“Capital Research”); PIMCO Funds: Multi-Manager Series, et al., Investment Company Act Release Nos. 24558 (July 17, 2000) (notice) and 24597 (August 14, 2000) (order) (“PIMCO Funds”).  In addition, no-action relief has been granted by the Commission for sub-advisors, as is the case herein, that were wholly-owned subsidiaries of the company that wholly-owned the investment adviser.  See PIMCO Funds: Multi-Manager Series (Ref. No. 02-3-ICR) (avail. August 6, 2002).

For the reasons set forth above, the Applicants believe that the relief sought with respect to Wholly-Owned Sub-Advisors would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.  Further, Applicants believe that the Advisor would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application.

VII.     CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.              Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisors, will be approved by a majority of the Subadvised Series’ outstanding voting securities as defined in the 1940 Act, which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Funds investing in such Master Fund or other voting arrangements that comply with Section 12(d)(1)(E) of the 1940 Act, or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series’ shares to the public.

2.              The prospectus for each Subadvised Series, and in the case of a Master Fund relying on the requested relief, the prospectus for each Feeder Fund investing in such Master Fund, will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Subadvised Series (and any such Feeder Fund) will hold itself out to the public as employing the Multi-Manager Structure described in this Application. Each prospectus will prominently disclose that the Advisor has the ultimate responsibility, subject to oversight by the applicable Board, to oversee the Sub-Advisors and recommend their hiring, termination and replacement.

3.              The Advisor will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets.  Subject to review and approval of the applicable Board, the Advisor will (a) set a Subadvised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisors to manage all or a portion of a Subadvised Series’ assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisors comply with a Subadvised Series’ investment objective, policies and restrictions.  Subject to review by the applicable Board, the Advisor will (a) when appropriate, allocate and reallocate a Subadvised Series’ assets among multiple Sub-Advisors; and (b) monitor and evaluate the performance of Sub-Advisors.

4.              A Subadvised Series will not make any Ineligible Sub-Advisor Changes without the approval of the shareholders of the applicable Subadvised Series, which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Fund investing in such Master Fund or other voting arrangements that comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act.

5.              A Subadvised Series will inform shareholders, and if the Subadvised Series is a Master Fund, shareholders of any Feeder Funds, of the hiring of a new Sub-Advisor within 90 days after the hiring of the new Sub-Advisor pursuant to the Modified Notice and Access Procedures.

6.              At all times, at least a majority of the applicable Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.              Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.              Whenever a sub-adviser change is proposed for a Subadvised Series with an Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and if the Subadvised Series is a Master Fund, the best interests of any applicable Feeder Funds and their respective shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor or Wholly-Owned Sub-Advisor derives an inappropriate advantage.

9.              No Board member or officer of a Subadvised Series, or of a Feeder Fund that invests in a Subadvised Series that is a Master Fund, or director, manager, or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a sub-adviser, except for (a) ownership of interests in the Advisor or any entity, other than a Wholly-Owned Sub-Advisor, that controls, is controlled by, or is under common control with the Advisor; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by, or is under common control with, a Sub-Advisor.

10.       In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

VIII.   PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-4 to this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-3 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 100 Mulberry Street, Gateway Center Three, 14th Floor, Newark, New Jersey 07102 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the second page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.      CONCLUSION

For the foregoing reasons, Applicants request that the Commission enter an order under Section 6(c) of the 1940 Act granting the relief requested in this Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

The Applicants have caused this Application to be duly signed on their behalf on the 4th day of October 2013.

EACH RETAIL FUND LISTED ON SCHEDULE A HERETO

By:	/s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title : Vice President

PRUDENTIAL INVESMENTS LLC

By:	/s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title : Executive Vice President

EACH INSURANCE FUND LISTED ON SCHEDULE A HERETO

By:	/s/ Timothy S. Cronin
Name: Timothy S. Cronin
Title: Vice President

AST INVESTMENT SERVICES, INC.

By:	/s/ Timothy S. Cronin
Name: Timothy S. Cronin
Title: Vice President

Schedule A

LIST OF THE PRUDENTIAL FUNDS

RETAIL FUNDS

Investment Company	Fund/Series	Name of Sub-Advisor(s)
Prudential Global Total Return Fund, Inc.		Prudential Investment Management, Inc. (PIM)
Prudential Investment Portfolios 2
	Government Money Market Fund (inactive)	N/A
	National Municipal Money Market Fund (inactive)	N/A
	Short-Term Municipal Bond Fund (inactive)	N/A
	Treasury Money Market Fund (inactive)	N/A
	Prudential Core Short-Term Bond Fund	PIM
	Prudential Core Taxable Money Market Fund	PIM
Prudential Investment Portfolios 3
	Prudential Jennison Select Growth Fund	Jennison Associates LLC (Jennison) PIM
	Prudential Jennison Market Neutral Fund	Jennison
	Prudential Real Assets Fund	CoreCommodity Management, LLC (CoreCommodity) PIM Quantitative Management Associates LLC (QMA)
	Prudential Strategic Value Fund	QMA
Prudential Investment Portfolios 4
	Prudential Muni High Income Fund	PIM
Prudential Investment Portfolios 5
	Prudential Jennison Conservative Growth Fund	Jennison
	Prudential Small Cap Value Fund	QMA
Prudential Investment Portfolios 6
	Prudential California Muni Income Fund	PIM
Prudential Investment Portfolios 7
	Prudential Jennison Value Fund	Jennison
Prudential Investment Portfolios 8
	Prudential Stock Index Fund	QMA
Prudential Investment Portfolios 9
	Prudential Absolute Return Bond Fund	PIM
	Prudential International Real Estate Fund	PIM
	Prudential Large-Cap Core Equity Fund	QMA
Prudential Investment Portfolios 12
	Prudential Global Real Estate Fund	Prudential Real Estate Investors, a business unit of PIM (PREI)
	Prudential U.S. Real Estate Fund	PREI
Prudential Investment Portfolios 16
	Prudential Defensive Equity Fund	QMA
	Target Conservative Allocation Fund	Eagle Asset Management, Inc. (Eagle) EARNEST Partners, LLC (EARNEST)

Investment Company	Fund/Series	Name of Sub-Advisor(s)

Epoch Investment Partners, Inc. (Epoch)

Hotchkis and Wiley Capital Management LLC (Hotchkis and Wiley)

Massachusetts Financial Services Company (MFS)

NFJ Investment Group LLC (NFJ)

Pacific Investment Management Company LLC (PIMCO)

Vaughan Nelson Investment Management, L.P. (Vaughan Nelson)

Prudential Jennison 20/20 Focus Fund		Jennison
Prudential Investment Portfolios, Inc.
	Prudential Asset Allocation Fund	PIM QMA
	Prudential Conservative Allocation Fund	QMA
	Prudential Growth Allocation Fund	QMA
	Prudential Jennison Equity Opportunity Fund	Jennison
	Prudential Jennison Growth Fund	Jennison
	Prudential Moderate Allocation Fund	QMA
Prudential Investment Portfolios, Inc. 10
	Prudential Jennison Equity Income Fund	Jennison
	Prudential Mid-Cap Value Fund	QMA
Prudential Investment Portfolios, Inc. 14
	Prudential Floating Rate Income Fund	PIM
	Prudential Government Income Fund	PIM
Prudential Investment Portfolios, Inc. 15
	Prudential High Yield Fund	PIM
	Prudential Short Duration High Yield Income Fund	PIM
Prudential Total Return Bond Fund, Inc.		PIM
PIM
Prudential Jennison Blend Fund, Inc.		Jennison
Prudential Jennison Mid-Cap		Jennison

Investment Company	Fund/Series	Name of Sub-Advisor(s)
Growth Fund, Inc.
Prudential Jennison Natural Resources Fund, Inc.		Jennison
Prudential Jennison Small Company Fund, Inc.		Jennison
Prudential MoneyMart Assets, Inc.		PIM
Prudential National Muni Fund, Inc.		PIM
Prudential Sector Funds, Inc.
	Prudential Financial Services Fund	Wellington Management Company, LLP (Wellington Management)
	Prudential Health Sciences Fund d/b/a Prudential Jennison Health Sciences Fund	Jennison
	Prudential Utility Fund d/b/a Prudential Jennison Utility Fund	Jennison
Prudential Short-Term Corporate Bond Fund, Inc.		PIM
Prudential World Fund, Inc.
	Prudential Emerging Markets Debt Local Currency Fund	PIM
	Prudential International Equity Fund	QMA
	Prudential International Value Fund	LSV Thornburg
	Prudential Jennison Global Infrastructure Fund	Jennison
	Prudential Jennison Global Opportunities Fund	Jennison
	Prudential Jennison International Opportunities Fund	Jennison
The Prudential Variable Contract Account-2		Jennison
The Prudential Variable Contract Account-10		Jennison
The Prudential Variable Contract Account-11		PIM
The Target Portfolio Trust
	Intermediate-Term Bond Portfolio	PIMCO
	International Equity Portfolio	LSV Thornburg
	Large Capitalization Growth Portfolio	Brown Advisory, LLC (Brown Advisory) MFS
	Large Capitalization Value Portfolio	Epoch Hotchkis and Wiley NFJ
	Mortgage Backed Securities Portfolio	Wellington Management
	Small Capitalization Growth Portfolio	Eagle Emerald Mutual Fund Advisers Trust (Emerald)
	Small Capitalization Value Portfolio	EARNEST J.P. Morgan Investment

Investment Company	Fund/Series	Name of Sub-Advisor(s)
Management, Inc. (J.P. Morgan) Lee Munder Capital Group, LLC (Lee Munder) NFJ Vaughan Nelson
	Total Return Bond Portfolio	PIMCO

INSURANCE FUNDS

Advanced Series Trust
AST Academic Strategies Asset Allocation Portfolio

AlphaSimplex Group, LLC

AQR Capital Management, LLC (AQR)

CNH Partners, LLC

CoreCommodity

First Quadrant, L.P.

J.P. Morgan

Jennison

PIMCO

QMA

Western Asset Management Company (WAMCO)

Western Asset Management Company Limited (WAML)

	AST Advanced Strategies Portfolio	Jennison Loomis, Sayles & Company, L.P. (Loomis Sayles) LSV PIM PIMCO QMA T. Rowe Price Associates, Inc. William Blair & Company LLC (William Blair)
	AST AQR Emerging Markets Equity Portfolio	AQR
	AST AQR Large-Cap Portfolio	AQR
	AST Balanced Asset Allocation Portfolio	QMA
	AST BlackRock Global Strategies Portfolio	BlackRock Financial Management, Inc. (BlackRock)
	AST BlackRock iShares ETF Portfolio	BlackRock
	AST Bond Portfolio 2015	PIM
	AST Bond Portfolio 2016	PIM
	AST Bond Portfolio 2017	PIM
	AST Bond Portfolio 2018	PIM
	AST Bond Portfolio 2019	PIM
	AST Bond Portfolio 2020	PIM
	AST Bond Portfolio 2021	PIM
	AST Bond Portfolio 2022	PIM
	AST Bond Portfolio 2023	PIM
	AST Bond Portfolio 2024	PIM

AST Capital Growth Asset Allocation Portfolio	QMA
AST ClearBridge Dividend Growth Portfolio	ClearBridge Investments, LLC (ClearBridge)
AST Cohen & Steers Realty Portfolio	Cohen & Steers Capital Management, Inc.
AST Defensive Asset Allocation Portfolio	PIM QMA
AST Federated Aggressive Growth Portfolio	Federated Equity Management Company of Pennsylvania
AST FI Pyramis® Asset Allocation Portfolio	Pyramis Global Advisors, LLC
AST First Trust Balanced Target Portfolio	First Trust Advisors L.P.
AST Franklin Templeton Founding Funds Allocation Portfolio	Franklin Advisers, Inc. (Franklin Advisers) Franklin Mutual Advisers, LLC Templeton Global Advisers Limited
AST Franklin Templeton Founding Funds Plus Portfolio	N/A*
AST Global Real Estate Portfolio	PREI
AST Goldman Sachs Concentrated Growth Portfolio	Goldman Sachs Asset Management, L.P. (GSAM)
AST Goldman Sachs Large-Cap Value Portfolio	GSAM
AST Goldman Sachs Mid-Cap Growth Portfolio	GSAM
AST Goldman Sachs Multi-Asset Portfolio	GSAM
AST Goldman Sachs Small-Cap Value Portfolio	GSAM
AST Herndon Large-Cap Value Portfolio	Herndon Capital Management, LLC
AST High Yield Portfolio	J.P. Morgan PIM
AST International Growth Portfolio	Jennison Neuberger Berman Management LLC (Neuberger Berman) William Blair
AST International Value Portfolio	LSV Thornburg Management
AST Investment Grade Bond Portfolio	PIM
AST J.P. Morgan Global Thematic Portfolio	J.P. Morgan Security Capital Research & Management Inc.
AST J.P. Morgan International Equity Portfolio	J.P. Morgan
AST J.P. Morgan Strategic Opportunities Portfolio	J.P. Morgan
AST Jennison Large-Cap Growth Portfolio	Jennison
AST Jennison Large-Cap Value Portfolio	Jennison
AST Large-Cap Value Portfolio	Hotchkis and Wiley
AST Loomis Sayles Large-Cap Growth Portfolio	Loomis Sayles
AST Long Duration Bond Fund	PIM
AST Lord Abbett Core Fixed-Income Portfolio	Lord Abbett & Co. LLC

AST MFS Global Equity Portfolio	MFS
AST MFS Growth Portfolio	MFS
AST MFS Large Cap Value Portfolio	MFS
AST Mid-Cap Value Portfolio	EARNEST WEDGE Capital Management, LLP
AST Money Market Portfolio	PIM
AST Neuberger Berman Core Bond Portfolio	Neuberger Berman Fixed Income LLC
AST Neuberger Berman Mid-Cap Growth Portfolio	Neuberger Berman
AST Neuberger Berman / LSV Mid-Cap Value Portfolio	LSV Neuberger Berman
AST New Discovery Asset Allocation Portfolio	Bradford & Marzec LLC Brown Advisory C.S. McKee, LP EARNEST Epoch Security Global Investors, LLC Thompson, Siegel & Walmsley LLC
AST Parametric Emerging Markets Equity Portfolio	Parametric Portfolio Associates LLC
AST PIMCO Limited Maturity Bond Portfolio	PIMCO
AST PIMCO Total Return Bond Portfolio	PIMCO
AST Preservation Asset Allocation Portfolio	QMA
AST Prudential Core Bond Portfolio	PIM
AST Prudential Growth Allocation Portfolio	QMA PIM
AST QMA Emerging Markets Equity Portfolio	QMA
AST QMA Large-Cap Portfolio	QMA
AST QMA US Equity Alpha Portfolio	QMA
AST Quantitative Modeling Portfolio	QMA
AST RCM World Trends Portfolio	Allianz Global Investors US LLC
AST Schroders Global Tactical Portfolio	Schroder Investment Management North America Inc. (Schroder) Schroder Investment Management North America Limited (Schroder Limited.)
AST Schroders Multi-Asset World Strategies Portfolio	Schroder Schroder Limited.
AST Small-Cap Growth Portfolio	Eagle Emerald
AST Small-Cap Value Portfolio	ClearBridge J.P. Morgan Lee Munder
AST T. Rowe Price Asset Allocation Portfolio	T. Rowe Price Associates, Inc. (T. Rowe Price)
AST T. Rowe Price Equity Income Portfolio	T. Rowe Price

	AST T. Rowe Price Large-Cap Growth Portfolio	T. Rowe Price
	AST T. Rowe Price Natural Resources Portfolio	T. Rowe Price
	AST Templeton Global Bond Portfolio	Franklin Advisers
	AST Wellington Management Hedged Equity Portfolio	Wellington Management
	AST Western Asset Core Plus Bond Portfolio	WAMCO WAML
	AST Western Asset Emerging Markets Debt Portfolio	WAMCO WAML
Prudential’s Gibraltar Fund, Inc.		Jennison
The Prudential Series Fund, Inc.
	Conservative Balanced Portfolio	PIM QMA
	Diversified Bond Portfolio	PIM
	Equity Portfolio	Jennison
	Flexible Managed Portfolio	PIM QMA Brown Advisory
	Global Portfolio	LSV QMA T. Rowe Price William Blair
	Government Income Portfolio	PIM
	High Yield Bond Portfolio	PIM
	Prudential Jennison Portfolio	Jennison
	Prudential Jennison 20/20 Focus Portfolio	Jennison
	Money Market Portfolio	PIM
	Natural Resources Portfolio	Jennison
	Small Capitalization Stock Portfolio	QMA
	Stock Index Portfolio	QMA
	Value Portfolio	Jennison
	SP International Growth Portfolio	Jennison Neuberger Berman William Blair
	SP International Value Portfolio	LSV Thornburg Management
	SP Prudential U.S. Emerging Growth Portfolio	Jennison
	SP Small Cap Value Portfolio	ClearBridge GSAM

*Because the AST Franklin Templeton Founding Funds Plus Portfolio operates solely as a fund-of-funds, the portfolio does not have a portfolio manager or subadviser.

Schedule B

DESCRIPTION OF THE SUB-ADVISORS

This list includes current Wholly-Owned Sub-Advisers and Non-Affiliated Sub-Advisors to the Retail Funds and the Insurance Funds.

Allianz Global Investors U.S. LLC (Allianz) is a registered investment adviser located at 1633 Broadway, New York, New York 10019. As of December 31, 2012, Allianz had approximately $401 billion in assets under management worldwide.

AlphaSimplex Group, LLC (AlphaSimplex), which maintains its headquarters at One Cambridge Center, Cambridge, Massachusetts 02142, is a subsidiary of Natixis Global Asset Management. As of December 31, 2012, AlphaSimplex had approximately $2.41 billion in assets under management.

AQR Capital Management, LLC (AQR), a Delaware limited liability company formed in 1998, serves as a subadviser for the diversified arbitrage segment of the Academic Strategies Portfolio. AQR’s address is Two Greenwich Plaza, 3rd Floor, Greenwich, Connecticut 06830. As of December 31, 2012, AQR and its affiliates had approximately $70.1 billion in assets under management.

BlackRock Financial Management, Inc. is a registered investment adviser and a commodity pool operator organized in Delaware. BlackRock and its affiliates had approximately $3.792 trillion in investment company and other portfolio assets under management as of December 31, 2012. BlackRock’s address is 55 East 52nd Street, New York, New York 10055.

Bradford & Marzec LLC (Bradford & Marzec) was founded in 1984, and is currently operating as a Delaware, limited liability company based in Los Angeles, California. Since inception, the firm’s sole focus has been fixed income portfolio management and it offers Core, Core Plus, High Yield, and Global Fixed income separate account management. As of December 31, 2012, Bradford & Marzec manages approximately $4.9 billion in fixed income assets and has 42 employees of which 18 are investment professionals. Bradford & Marzec’s address is 333 South Hope Street, Suite 4050, Los Angeles, California 90071.

Brown Advisory, LLC (Brown Advisory) is headquartered at 901 S. Bond Street, Suite 400, Baltimore, Maryland 21231. Brown Advisory was founded in 1993 and managed approximately $31.9 billion in assets as of December 31, 2012.

ClearBridge Investments, LLC (ClearBridge) has offices at 620 8th Avenue, New York, New York, 10018. ClearBridge is a wholly-owned subsidiary of Legg Mason. Legg Mason, whose principal executive offices are at 100 International Drive, Baltimore, Maryland 21202, is a global asset management company. As of December 31, 2012, ClearBridge had assets under management of approximately $57.169 billion.

CNH Partners, LLC (CNH), a Delaware limited liability company and a merger arbitrage, convertible arbitrage and diversified arbitrage research affiliate of AQR, also serves as a subadviser for the diversified arbitrage segment of the Academic Strategies Portfolio. CNH is a joint venture created in 2001 by AQR and RAIM Corp. (“RAIM”). RAIM was formed by Mark Mitchell Ph.D. and Todd Pulvino Ph.D. CNH’s address is Two Greenwich Plaza, 1st Floor, Greenwich, Connecticut 06830. CNH utilizes the infrastructure of AQR for non-portfolio management functions.

Cohen & Steers Capital Management, Inc. (Cohen & Steers) is a manager of income-oriented equity portfolios specializing in U.S. and international real estate securities, large cap value stocks, utilities and listed infrastructure, and preferred securities. As of December 31, 2012, Cohen & Steers managed approximately $45.8 billion in assets. Cohen & Steers is a wholly owned subsidiary of Cohen & Steers, Inc. (“CNS”), a publicly traded company whose common stock is listed on the New York Stock Exchange. Cohen & Steers’ address is 280 Park Avenue, New York, New York 10017.

CoreCommodity Management, LLC (“CoreCommodity”) provides professional asset management services to investors seeking exposure to commodities. As of August 31, 2013, CoreCommodity manages in excess of $5 billion in assets (measured at notional value for managed accounts and net asset value for pooled vehicles, and which include non-fee paying accounts of affiliates) in our commodity strategies on behalf of a global investor base of prominent institutional investors. CoreCommodity is an investment adviser registered with the Securities and Exchange Commission, a Commodity Trading Advisor (CTA) and Commodity Pool Operator (CPO) registered with the Commodity Futures Trading Commission and a member of the National Futures Association. CoreCommodity is located in Stamford, Connecticut.

C.S. McKee, LP (C.S. McKee). C.S. McKee was founded in 1931 and as of December 31, 2012 managed approximately $13.465 billion in assets. C.S. McKee is located at 420 Ft. Duquesne Blvd., One Gateway Center, 8th floor, Pittsburgh, Pennsylvania 15222.

Eagle Asset Management, Inc. (Eagle) is a wholly-owned subsidiary of Raymond James Financial, Inc. that was founded in 1976. Eagle employs approximately 40 investment professionals, and has approximately $20.7 billion in assets under management as of December 31, 2012. Eagle’s address is 880 Carillon Parkway, St. Petersburg, Florida 33716.

EARNEST Partners LLC (EARNEST) was founded in 1998 and as of December 31, 2012, managed approximately $22.6 billion in assets. EARNEST’s address is 1180 Peachtree Street NE, Suite 2300, Atlanta, Georgia 30309.

Emerald Mutual Fund Advisers Trust (Emerald) is a wholly-owned subsidiary of Emerald Advisers, Inc. (Emerald Advisers) and was established to allow for Emerald Advisers to serve in a sub-advisor capacity for mutual fund and other registered investment companies. Emerald Advisers has been providing professional advisory services to institutional investors, high net worth individuals and the overall general public through quality separate account management and sub-advised mutual funds since 1992. As of December 31, 2012, Emerald Advisers had approximately $2.0 billion in assets under management. Emerald is located at 3175 Oregon Pike, Leola, Pennsylvania 17540.

Epoch Investment Partners, Inc. (Epoch) is a wholly-owned subsidiary of Toronto Dominion Bank. As of December 31, 2012, Epoch managed approximately $25 billion in assets under management. Epoch is located at 399 Park Avenue, New York, New York 10022.

Federated Equity Management Company of Pennsylvania (Federated Equity).  Federated Equity was organized in 2003.  Federated Equity and its affiliates serve as investment advisors to a number of investment companies and private accounts.  Total assets under management or administration by Federated Equity and its affiliates as of December 31, 2012 were approximately $379.8 billion.  Federated Equity’s address is Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779.

Federal Global Investment Management Corp. (Federated Global).  Federated Global was organized in 1995 and its affiliates serve as investment advisors to a number of investment companies and private accounts.  Total assets under management or administration by Federated Global and its affiliates as of December 31, 2012 were approximately $379.8 billion.  Federated Global’s address is 450 Lexington Avenue, Suite 3700, New York, New York 10017-2943.

First Quadrant L.P. (First Quadrant), which maintains its headquarters at 800 E. Colorado Blvd., Suite 900, Pasadena, California 91101, is an affiliate of Affiliated Managers Group. As of December 31, 2012, First Quadrant had approximately $17.105 billion in assets under management, which includes market values for fully funded portfolios and the notional values for margin funded portfolios, all actively managed by First Quadrant and non-discretionary portfolios managed by joint venture partners using First Quadrant, L.P. investment signals. First Quadrant is defined in this context as the combination of all discretionary portfolios of First Quadrant, L.P. and its joint venture partners, but only wherein FQ has full investment discretion over the portfolios.

First Trust Advisors L.P. (First Trust) First Trust and its affiliate, First Trust Portfolios L.P. (“FTP”), were established in 1991 and at December 31, 2012 had approximately $63.1 billion in assets under management or supervision, of which approximately $9.3 billion was invested in trusts serving as underlying funds for variable annuity and insurance contracts. First Trust’s address is 120 E. Liberty Drive, Wheaton, Illinois 60187.

Franklin Advisers, Inc. (Franklin Advisers) is a wholly owned subsidiary of Franklin Resources, Inc., which is a publicly traded, global investment management organization listed on the New York Stock Exchange. As of December 31, 2012, Franklin Advisers, together with its affiliates, had approximately $781.8 billion in assets under management. Franklin Advisers is located at One Franklin Parkway, San Mateo, California 94403.

Franklin Mutual Advisers, LLC (Franklin Mutual) is a registered investment adviser with the Commission that provides investment advisory services for registered mutual funds. As of December 31, 2012, Franklin Mutual, together with its affiliates, had $781.8 billion in assets under management. Franklin Mutual Advisers is located at 101 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

Goldman Sachs Asset Management, L.P. (GSAM) has been registered as an investment adviser with the Commission since 1990 and is an affiliate of Goldman, Sachs & Co. (Goldman Sachs). As of December 31, 2012, GSAM, including its investment advisory affiliates, had assets under management of $742.41 billion. GSAM’s address is 200 West Street, New York, New York 10282-2198.

Herndon Capital Management, LLC (Herndon) is an institutional investment management firm specializing in large and mid capitalization equity strategies. Founded and registered with the SEC in 2001, the firm is an affiliate of the Atlanta Life Financial Group, a 108 year old financial services firm. Herndon is headquartered in Atlanta with offices at 191 Peachtree St NE, Suite 2500 Atlanta, GA 30303. As of June 30, 2013, Herndon Capital Management manages approximately $8.75 billion in assets.

Hotchkis and Wiley Capital Management, LLC (Hotchkis and Wiley) is a registered investment adviser, the primary members of which are HWCap Holdings, a limited liability company whose members are current and former employees of Hotchkis and Wiley and Stephens-HW, LLC, a limited liability company whose primary member is SF Holding Corp., which is a diversified holding company. As of December 31, 2012, Hotchkis and Wiley had approximately $18.8 billion in assets under management. Hotchkis and Wiley’s address is 725 South Figueroa Street, 39th Floor, Los Angeles, California 90017-5439.

Jennison Associates LLC (Jennison) is an indirect, wholly-owned subsidiary of Prudential Financial, Inc. As of December 31, 2012 Jennison managed in excess of $156 billion in assets for institutional, mutual fund and certain other clients. Jennison’s address is 466 Lexington Avenue, New York, New York 10017.

J.P. Morgan Investment Management Inc. (J.P. Morgan) is an indirect wholly-owned subsidiary of J.P. Morgan Chase Co., a publicly held bank holding company and global financial services firm. J.P. Morgan manages assets for governments, corporations, endowments, foundations and individuals worldwide. As of December 31, 2012, J.P. Morgan and its affiliated companies had approximately $1.4 trillion in assets under management worldwide. J.P. Morgan’s address is 270 Park Avenue, New York, New York 10017.

LSV Asset Management (LSV) was formed in 1994. LSV is a quantitative value equity manager providing active asset management for institutional clients through the application of proprietary models. As of December 31, 2012, LSV had approximately $65 billion in assets under management. LSV’s address is 155 North Wacker Drive, 46th Floor, Chicago, Illinois 60606.

Lee Munder Capital Group, LLC (LMCG), a registered investment adviser with the Commission located at 200 Clarendon Street, 28th Floor, Boston, Massachusetts 02116, was founded in 2000. In 2009, LMCG became an affiliate of Convergent Capital Management LLC (CCM) which acquired a majority ownership stake in the firm. As of December 31, 2012, LMCG managed approximately $5.0 billion in assets under management and advisement.

Loomis, Sayles & Company, L.P. (Loomis Sayles) is U.S. registered investment adviser headquartered at One Financial Center, Boston, Massachusetts 02111.  Loomis Sayles was founded by Ralph T. Sayles and Robert H. Loomis and has been providing investment management services to high net worth and institutional clients since 1926.  Loomis Sayles is a wholly-owned subsidiary of Natixis, a French investment banking and financial services firm.  Loomis Sayles managed approximately $187.6 billion in assets as of June 30, 2013.

Lord, Abbett & Co. LLC (Lord Abbett) has been an investment manager since 1929. As of December 31, 2012, Lord Abbett managed over $127.7 billion in a family of mutual funds and other advisory accounts (including approximately $1.6 billion in model-delivery assets). Lord Abbett’s address is 90 Hudson Street, Jersey City, New Jersey 07302.

Massachusetts Financial Services Company (MFS). MFS is the oldest U.S. mutual fund organization. MFS and its predecessor organizations have managed money since 1924 and founded the first mutual fund in the United States. MFS is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which in turn is an indirect majority-owned subsidiary of Sun Life Financial Inc. (a diversified financial services company). The principal address of MFS is 111 Huntington Avenue, Boston, Massachusetts 02199. Net assets under management of the MFS organization were approximately $321 billion as of December 31, 2012.

Neuberger Berman Management LLC (Neuberger). With a heritage dating to 1939, Neuberger is a majority employee-controlled company. As of December 31, 2012, Neuberger managed approximately $205 billion in assets. Neuberger’s address is 605 Third Avenue, New York, New York 10158.

Neuberger Berman Fixed Income LLC (Neuberger Fixed Income) is an indirect, wholly-owned subsidiary of Neuberger Berman Group LLC (“NB Group”). NB Group, with a heritage dating back to 1939, is a majority employee-controlled company. As of December 31, 2012, NB Group managed approximately $205 billion in assets. Neuberger Berman’s principal address is 190 South LaSalle Street, Chicago, Illinois 60603.

Pacific Investment Management Company LLC (PIMCO) is a majority-owned subsidiary of Allianz Asset Management with a minority interest held by PIMCO Partners, LLC, a California limited liability company. Prior to December 31, 2011, Allianz Asset Management was named Allianz Global Investors of America L.P. PIMCO Partners, LLC is owned by the current managing directors and executive management of PIMCO. Through various holding company structures, Allianz Asset Management is majority owned by Allianz SE. As of December 31, 2012, PIMCO managed $2.003 trillion in assets. PIMCO’s address is 840 Newport Center Drive, Newport Beach, California 92660.

Parametric Portfolio Associates LLC (Parametric) is a registered investment adviser and majority-owned subsidiary of Eaton Vance Management. Parametric and its affiliate Parametric Risk Advisors managed a combined $92 billion in assets under management as of December 31, 2012. Parametric’s address is 1918 Eighth Avenue, Suite 3100, Seattle, Washington 98101.

Prudential Investment Management, Inc. (PIM) is an indirect, wholly-owned subsidiary of Prudential Financial, Inc. PIM was formed in June 1984 and was registered with the Commission as an investment adviser in December 1984. As of December 31, 2012 PIM had approximately $827 billion in assets under management. PIM’s address is Gateway Center Two, 100 Mulberry Street, Newark, New Jersey 07102.

Prudential Real Estate Investors (PREI) is a business unit of PIM, which in turn is an indirect wholly-owned subsidiary of Prudential Financial, Inc. PREI’s address is 7 Giralda Farms, Madison, New Jersey 07940. PREI, comprised of fund management centers in the United States in Parsippany, New Jersey and Atlanta, Georgia, and globally in Munich, London, Singapore and Mexico City, is supported by a network of local offices throughout the world. Its specialized operating units offer a broad range of real estate investment opportunities and investment management services in the United States, Europe, Asia and Latin America. PREI managed $52.2 billion in gross assets, and $36 billion in net assets as of December 31, 2012.

Pyramis Global Advisors, LLC (Pyramis). Pyramis is an indirect wholly-owned subsidiary of FMR LLC. As of December 31, 2012, Pyramis Global Advisors, LLC and its Pyramis Group affiliates managed approximately $31.679 billion in assets worldwide. Pyramis is located at 900 Salem Street, Smithfield, Rhode Island 02917.

Quantitative Management Associates LLC (QMA) is a wholly owned subsidiary of PIM. QMA manages equity and balanced portfolios for institutional and retail clients. As of December 31, 2012, QMA managed $86.3 billion in assets, including $41.2 billion that QMA, as a balanced manager, allocated to investment vehicles advised by affiliated and unaffiliated managers. QMA’s address is Gateway Center Two, 100 Mulberry Street, Newark, New Jersey 07102.

Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited. Schroders Plc and its global affiliates have over 200 years of financial services experience. Schroders plc, Schroders’ ultimate parent, engages through its subsidiary firms as a global asset management company with approximately $344.5 billion under management as of December 31, 2012. Schroders and its affiliates have clients that are major financial institutions including banks and insurance companies, public and private pension funds, endowments and foundations, high net worth individuals, financial intermediaries and retail investors. Schroders plc has one of the largest networks of offices of any dedicated asset management company and over 300 portfolio managers and analysts covering the world’s investment markets. Schroders address is 875 Third Avenue, New York, New York 10022.

Security Capital Research & Management Incorporated (Security Capital) is an indirect wholly-owned subsidiary of J.P. Morgan Chase Co., a publicly held bank holding company and global financial services firm. J.P. Morgan manages assets for governments, corporations, endowments, foundations and individuals worldwide. As of December 31, 2012, J.P. Morgan and its affiliated companies had approximately $1.4 trillion in assets under management worldwide. J.P. Morgan’s address is 270 Park Avenue, New York, New York 10017. Formed in 1995, Security Capital is a boutique investment management company with an exclusive focus on investments in real estate securities. Security Capital provides investment services to registered investment companies and other advisory clients. As of December 31, 2012, Security Capital had $4.8 billion in assets under management. Security Capital is located at 10 South Dearborn Street, Chicago, Illinois 60603.

Security Investors, LLC (SGI) has been providing investment advisory services to investment companies for over 50 years and as of December 31, 2012, its aggregate assets under management exceeded $18 billion. SGI’s address is 40 East 52nd Street, 16th Floor, New York, New York 10022.

Templeton Global Advisors Limited (Templeton Global) has been in the business of providing investment advisory services since 1954. As of December 31, 2012, Templeton Global and its affiliates had approximately $781.8 billion in assets under management. Templeton Global is an indirect wholly owned subsidiary of Franklin Resources, Inc. Templeton Global is located at Lyford Cay, Nassau, Bahamas.

T. Rowe Price Associates, Inc. (T. Rowe Price) and its affiliates managed approximately $576.8 billion in assets as of December 31, 2012. T. Rowe Price’s address is 100 East Pratt Street, Baltimore, Maryland 21202.

Thompson, Siegel & Walmsley LLC (TS&W) was founded in 1969 and, as of December 31, 2012, managed approximately $6.2 billion in assets. TS&W’s address is 6806 Paragon Place, Suite 300, Richmond, Virginia 23230.

Thornburg Investment Management, Inc. (Thornburg) is an independent, employee-owned investment management firm located in Santa Fe, New Mexico. The firm was founded in 1982 and began providing investment management services to clients in 1984. Thornburg uses a fundamental, bottom-up approach to investing which centers on the intrinsic value of each investment. As of December 31, 2012, Thornburg had approximately $84.2 billion in assets under management. Thornburg’s address is 2300 North Ridgetop Road, Santa Fe, New Mexico 87506.

WEDGE Capital Management, LLP (WEDGE) is an independent investment advisor owned and operated by 9 General Partners. As of December 31, 2012, WEDGE had approximately $9.2 billion in assets under management. WEDGE’s address is 301 South College St., Suite 2920, Charlotte, North Carolina 28202.

Wellington Management Company, LLP (Wellington Management) is a Massachusetts limited liability partnership. Wellington Management is a professional investment counseling firm which provides investment services to investment companies, employee benefit plans, endowments, foundations, and other institutions. Wellington Management and its predecessor organizations have provided investment advisory services for over 70 years. As of December 31, 2012, Wellington Management had investment management authority with respect to approximately $758 billion in assets. The address of Wellington Management is 280 Congress Street, Boston, Massachusetts 02210.

Western Asset Management Company (WAMCO) & Western Asset Management Company Limited (WAML). WAMCO, established in 1971 and now a wholly owned subsidiary of Legg Mason, Inc., acts as investment adviser to institutional accounts, such as corporate pension plans, mutual funds and endowment funds. Total assets under management by WAMCO and its supervised affiliates were approximately $461.9 billion as of December 31, 2012. WAMCO’s address is 385 East Colorado Boulevard, Pasadena, California 91101. WAML, a wholly owned subsidiary of Legg Mason, Inc., acts as investment adviser to institutional accounts, such as corporate pension plans, mutual funds and endowment funds. WAML is located at 10 Exchange Place, London, England.

William Blair & Company LLC (William Blair). William Blair is an independent, 100% active-employee owned firm founded in 1935. As of December 31, 2012, William Blair managed approximately $49.6 billion in assets. William Blair’s address is 222 West Adams Street, Chicago, Illinois 60606.

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-4	Certifications
Exhibits B-1 and B-2	Verifications

Exhibit A-1

AUTHORIZATION

OFFICER’S CERTIFICATE

The undersigned hereby certifies that she is the duly elected Secretary of Advanced Series Trust, Prudential’s Gibraltar Fund and The Prudential Series Fund (each a “Fund”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Fund have been taken and the person signing and filing the Application on behalf of the Fund is fully authorized to do so; and that the applicable Board of each Fund unanimously adopted the following by vote at a meeting held on November 14, 2012 in accordance with the By-laws of the Fund, and that the following resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to file on behalf of the Fund the Application and any future amended applications with the Securities and Exchange Commission for exemptive relief from the requirements of the Investment Company Act of 1940, as amended, in order to permit Prudential Investments and AST Investment Services, Inc. to hire sub-advisers and amend sub-advisory contracts between the Fund and sub-advisors without shareholder approval, in the form submitted to this meeting, with such changes and additions as any officer of each respective Fund, on the advice of Fund counsel, may approve; and

FURTHER RESOLVED, that the officers of the Fund be, and hereby are, and each acting singly hereby is, authorized and empowered to do and perform or cause to be done and performed, all such acts and to sign and deliver, or cause to be signed and delivered, all such documents, certificates and other instruments as any such officer of the Fund in his sole discretion may deem necessary, advisable, convenient or proper to carry out the intent of the foregoing resolution.

Dated:  May 24, 2013

/s/ Deborah A. Docs
Name: Deborah A. Docs
Title: Secretary

Exhibit A-2

AUTHORIZATION

OFFICER’S CERTIFICATE

The undersigned hereby certifies that she is the duly elected Secretary of Prudential Global Total Return Fund, Inc., Prudential Investment Portfolios 2, Prudential Investment Portfolios 3, Prudential Investment Portfolios 4, Prudential Investment Portfolios 5, Prudential Investment Portfolios 6 , Prudential Investment Portfolios 7, Prudential Investment Portfolios 8, Prudential Investment Portfolios 9, Prudential Investment Portfolios 12, Prudential Investment Portfolios 16, Prudential Total Return Bond Fund, Inc., Prudential Investment Portfolios, Inc. , Prudential Investment Portfolios, Inc. 10 , Prudential Investment Portfolios, Inc. 14 , Prudential Investment Portfolios, Inc. 15 , Prudential Jennison 20/20 Focus Fund, Prudential Jennison Blend Fund, Inc. , Prudential Jennison Mid-Cap Growth Fund, Inc. , Prudential Jennison Natural Resources Fund, Inc. , Prudential Jennison Small Company Fund, Inc. , Prudential Money Mart Assets, Inc., Prudential National Muni Fund, Inc., Prudential Sector Funds, Inc., Prudential Short-Term Corporate Bond Fund, Inc., Prudential World Fund, Inc. , Target Asset Allocation Funds, The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, The Prudential Variable Contract Account-11 and The Target Portfolio Trust, (each a “Fund”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Fund have been taken and the person signing and filing the Application on behalf of the Fund is fully authorized to do so; and that the applicable Board of each Fund unanimously adopted the following by vote at a meeting held on December 4, 2012 in accordance with the By-laws of the Fund, and that the following resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to file on behalf of the Fund the Application and any future amended applications with the Securities and Exchange Commission for exemptive relief from the requirements of the Investment Company Act of 1940, as amended, in order to permit Prudential Investments to hire sub-advisers and amend sub-advisory contracts between the Fund and sub-advisors without shareholder approval, in the form submitted to this meeting, with such changes and additions as any officer of each respective Fund, on the advice of Fund counsel, may approve; and

FURTHER RESOLVED, that the officers of the Fund be, and hereby are, and each acting singly hereby is, authorized and empowered to do and perform or cause to be done and performed, all such acts and to sign and deliver, or cause to be signed and delivered, all such documents, certificates and other instruments as any such officer of the Fund in his sole discretion may deem necessary, advisable, convenient or proper to carry out the intent of the foregoing resolution.

Dated:  May 24, 2013

/s/ Deborah A. Docs
Name: Deborah A. Docs
Title: Secretary

Exhibit A-3

PRUDENTIAL INVESTMENTS LLC

CERTIFICATE

The undersigned hereby certifies that he is the duly elected Secretary of Prudential Investments LLC, a New York limited liability company (the “Company”), and is authorized to sign and file this document on behalf of the Company, pursuant to the following resolutions adopted by the Sole Member of the Company on October 2, 2013.

RESOLVED, that the appropriate officers of the Company be, and they hereby are, authorized to file on behalf of the Company an application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”) with the Securities and Exchange Commission in order to permit the Company to hire sub-advisers and amend sub-advisory contracts relating to the Funds (as defined in the Application) and sub-advisers without shareholder approval, in the form as any officer of the Company, on the advice of counsel, may approve, and that the Application as filed on or about May 24, 2013 is in all respects hereby ratified and approved; and

FURTHER RESOLVED, that the officers of the Company be, and hereby are, and each acting singly hereby is, authorized and empowered to do and perform or cause to be done and performed, all such acts and to sign and deliver, or cause to be signed and delivered, all such documents, certificates and other instruments as any such officer of the Company in his or her sole discretion may deem necessary, advisable, convenient or proper to carry out the intent of the foregoing resolution.

PRUDENTIAL INVESTMENTS LLC

By:	/s/ Raymond A. O’Hara
Name:	Raymond A. O’Hara
Title:	Secretary
Dated:	October 4, 2013

Exhibit A-4

AST INVESTMENT SERVICES, INC.

CERTIFICATE

The undersigned hereby certifies that he is the duly elected Secretary of AST Investment Services, Inc., a Connecticut corporation (the “Corporation”); that, with respect to the attached document, all actions necessary to authorize the execution and filing of the document under the charter and bylaws of the Corporation have been taken and the person signing and filing the document on behalf of the Corporation is fully authorized to do so; and that the Board of Directors of the Corporation unanimously adopted the following by unanimous written consent on October 2, 2013 in accordance with the charter and bylaws of the Corporation; and that the following resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

RESOLVED, that the appropriate officers of the Corporation be, and they hereby are, authorized to file on behalf of the Corporation an application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”) with the Securities and Exchange Commission in order to permit the Corporation to hire sub-advisers and amend sub-advisory contracts relating to the Funds (as defined in the Application) and sub-advisers without shareholder approval, in the form as any officer of the Corporation, on the advice of counsel, may approve, and that the Application as filed on or about May 24, 2013 is in all respects hereby ratified and approved; and

FURTHER RESOLVED, that the officers of the Corporation be, and hereby are, and each acting singly hereby is, authorized and empowered to do and perform or cause to be done and performed, all such acts and to sign and deliver, or cause to be signed and delivered, all such documents, certificates and other instruments as any such officer of the Corporation in his or her sole discretion may deem necessary, advisable, convenient or proper to carry out the intent of the foregoing resolution.

Dated: October 4, 2013

/s/ Raymond A. O’Hara
Name:	Raymond A. O’Hara
Title:	Secretary

Exhibit B-1

VERIFICATION OF SIGNATURES

Advanced Series Trust

Prudential’s Gibraltar Fund, Inc.

The Prudential Series Fund

AST Investment Services, Inc.

STATE OF NEW JERSEY:

ss

COUNTY OF ESSEX:

The undersigned states that he has duly executed the attached Application, dated October 4, 2013, for and on behalf of each Fund named above and AST Investment Services, Inc. (“ASTIS”); that he is the Vice President of each Fund and the President of ASTIS; and that all action by stockholders, trustees, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ Timothy S. Cronin
Name: Timothy S. Cronin
Title: Vice President

B-1

Exhibit B-2

VERIFICATION OF SIGNATURES

Prudential Global Total Return Fund, Inc.

Prudential Investment Portfolios 2

Prudential Investment Portfolios 3

Prudential Investment Portfolios 4

Prudential Investment Portfolios 5

Prudential Investment Portfolios 6

Prudential Investment Portfolios 7

Prudential Investment Portfolios 8

Prudential Investment Portfolios 9

Prudential Investment Portfolios 12

Prudential Investment Portfolios 16

Prudential Total Return Bond Fund, Inc.

Prudential Investment Portfolios, Inc.

Prudential Investment Portfolios, Inc. 10

Prudential Investment Portfolios, Inc. 14

Prudential Investment Portfolios, Inc. 15

Prudential Jennison 20/20 Focus Fund

Prudential Jennison Blend Fund, Inc.

Prudential Jennison Mid-Cap Growth Fund, Inc.

Prudential Jennison Natural Resources Fund, Inc.

Prudential Jennison Small Company Fund, Inc.

Prudential Money Mart Assets, Inc.

Prudential National Muni Fund, Inc.

Prudential Sector Funds, Inc.

Prudential Short-Term Corporate Bond Fund, Inc.

Prudential World Fund, Inc.

Target Asset Allocation Funds

The Prudential Variable Contract Account-2

The Prudential Variable Contract Account-11

The Prudential Variable Contract Account-12

The Target Portfolio Trust

Prudential Investments LLC.

STATE OF NEW JERSEY:

ss

COUNTY OF ESSEX:

The undersigned states that he has duly executed the attached Application, dated October 4, 2013, for and on behalf of each Fund named above and Prudential Investments LLC (“PI”); that he is the Vice President of each Fund and Executive Vice President of PI; and that all action by stockholders, trustees, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title : Vice President

B-2